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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                            (Name of Subject Company)

                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    52803103
                      (CUSIP Number of Class of Securities)

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                      WILLIAM SHAW, CHIEF EXECUTIVE OFFICER
                                       AND
                           ALVIN J. BRUNNER, PRESIDENT
                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                          1050 RANCHO CONEJO BOULEVARD
                         THOUSAND OAKS, CALIFORNIA 91320
                            TELEPHONE: (805) 498-9611
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             RICHARD A. RUBIN, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                            TELEPHONE: (212) 704-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

     This Amendment No. 1 hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Autologic Information International, Inc., a Delaware corporation ("Autologic"), on October 3, 2001 (the "Schedule 14D-9"), relating to the offer by Autologic Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Agfa Corporation, a Delaware corporation, which is in turn a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Autologic, at a purchase price of $7.127 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001, and in the related Letter of Transmittal.

     Capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph:

     On November 1, 2001, Agfa-Gevaert, N.V. and Agfa Corporation, on behalf of Autologic Acquisition Corp., announced the extension of the expiration date of the offer until 12:00 midnight, New York City Time, on Wednesday, November 14, 2001, unless further extended. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on October 31, 2001. The purpose of the extension of the offer is to allow Agfa Corporation and Autologic Acquisition Corp. additional time to complete the lengthy process of obtaining the necessary regulatory approvals from certain governmental authorities in various EU countries prior to the closing of the offer.

SCHEDULE 14D-9C

     In the Schedule 14D-9C of Autologic filed on September 26, 2001, the last paragraph contained in the press release filed with such Schedule 14D-9C is hereby deleted in its entirety and replaced with the following paragraph:

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "1995 ACT") CONTAINS CERTAIN SAFE HARBORS REGARDING FORWARD-LOOKING STATEMENTS; HOWEVER, THESE SAFE HARBORS DO NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER. THEREFORE, THE SAFE HARBORS CONTAINED IN THE 1995 ACT HAVE NOT PROTECTED AND WILL NOT PROTECT ANY FORWARD-LOOKING STATEMENTS MADE BY AUTOLOGIC IN CONNECTION WITH THE OFFER.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 AUTOLOGIC INFORMATION INTERNATIONAL, INC.


                                 By:      /s/ Alvin J. Brunner
                                     -------------------------------------------
                                    Name:  Alvin J. Brunner
                                    Title:  President




Dated: November 1, 2001